

SECURITIES 03052553 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-02827~~ 8-8369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 AND ENDING September 30, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASHTON YOUNG FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 W. Big Beaver Road
(No. and Street)

Troy Michigan 48084
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD G. YOUNG 248-729-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOYLE, LAWRENCE R.
(Name – *if individual, state last, first, middle name*)

420 LAKES EDGE DR., OXFORD, MICHIGAN 48371
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

RECEIVED NOV 28 2003 PROCESSING SECTION 187

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD G. YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHTON YOUNG FINANCIAL SERVICES, INC., as of SEPTEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

AL V. LEWIS
Notary Public, Oakland County, MI
My Commission Expires Oct. 18, 2006

Al V Lewis

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lawrence R. Doyle
Certified Public Accountant

(248) 628-5354

420 Lakes Edge Drive
Oxford, Michigan 48371

Independent Auditor's Report

Board of Directors and Shareholders
Ashton Young Financial Services, Inc.

I have examined the accompanying statement of financial position of Ashton Young Financial Services, Inc. as of September 30, 2003 and the related statements of shareholders' equity, earnings and changes in financial position and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young Financial Services Inc. as of September 30, 2003 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Lawrence R. Doyle

November 14, 2003
Oxford, Michigan

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2003

ASSETS

Cash		$70,536
Accounts receivable:		
Brokers, dealers, and clearing organizations		95,823
Total current assets		166,359
Other assets:		
Investment in NASDAQ stock	$6,440	
Prepayments and lease deposits	3,475	
Advances, officers and salesmen	73,876	
		83,791
		250,150

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts Payable:		
Officers' and salesmen's commissions		46,280
Accrued taxes and other		4,588
Total current liabilities		50,868
Shareholders' equity:		
Common stock, par value $1 per share, authorized 100,000 shares, issued 28,624 shares	28,624	
Capital in excess of par	31,823	
Retained earnings	156,835	
	217,282	
Less common stock held in treasury at cost	(18,000)	
Net stockholders' equity		199,282
		$250,150

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Capital Excess of Par Value	Retained Earnings	Treasury Stock	Stock-holders Equity
Balance October 1, 2002	$28,624	$31,823	$157,285	($18,000)	$199,732
Net loss for the year			(450)		(450)
Balance September 30, 2003	$28,624	$31,823	$156,835	($18,000)	$199,282

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Commissions		$530,818
Interest earned		19,355
Investment Loss		(3,360)
Total income		546,813
Selling and Administrative Expenses:		
Salaries	$22,490	
Commissions	362,145	
Clearing charges and floor brokerage	22,854	
Insurance	2,021	
Rent	32,483	
Telephones	8,331	
Travel and promotional	31,067	
Professional fees	3,200	
Office supplies and expense	4,305	
Postage	3,877	
Computer and copier costs	10,394	
Miscellaneous and errors	457	
License fees and dues	4,585	
Utilities	2,867	
Taxes	5,381	
Subscriptions	257	
Payroll Taxes	25,281	
Advertising and promotion	680	
Total selling and administrative expenses		542,675
Operating income		4,138
Provision for taxes		4,588
Net income for the year		($450)

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Funds provided:	
Decrease in Investment in NASDAQ Stock	$3,360
Decrease in advances	32,030
Funds applied:	
Loss from Operations	(450)
Increase in working capital	$34,940

SCHEDULE OF WORKING CAPITAL

	September 30		
	2002	2003	Increase
Current assets	$121,980	$166,359	
Current liabilities	41,429	50,868	
	$80,551	$115,491	$34,940

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Cash flows from operating activities:	
Net Earnings (loss)	($450)
Add (deduct) items affecting cash:	
Decrease (increase) in receivables	(76,198)
Decrease (increase) in other assets	35,390
Increase (decrease) in accounts payable and other liabilities	$9,439
Net increase in cash	(31,819)
Cash at beginning of period	102,355
Cash at end of period	$70,536

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities and options transactions

Transactions in securities and listed option and related commission income and expenses are recorded on a settlement date bases, generally the third business day following the transaction date for securities and the next business day for options.

Securities owned if any

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Net capital requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/5th of aggregate indebtedness as defined.

At September 30, 2003 the company's net capital was $119,999 and its required net capital was $50,000.

Commitments under lease rentals

The Company signed a 5 year lease for office facilities used in the operations with annual rentals starting at $28,518 and with a 4% annual increase. The lease expires on July 31, 2004 and noncancellable term of the lease requires payments totaling $27,802 during the 2004 fiscal year.

ASHTON YOUNG FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
SEPTEMBER 30, 2003

Total ownership equity	$199,282
Deduct ownership equity not allowed net capital	-
Total ownership equity qualified for net capital	199,282
Deductions and/or charges:	
A. Total nonallowable assets from Statement of Financial Condition	(77,351)
B. Other deductions:	
Other assets and unsecured receivables	
Net capital before haircuts on securities positions	121,931
Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1(f):	
C Trading and investment securities	
4 Other securities	(1,932)
Net capital	119,999
Net capital requirement	50,000
Excess net capital	$69,999

ASHTON YOUNG FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2003

(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from balance sheet	$50,868
Total aggregate indebtedness	50,868
Percentage of aggregate indebtedness to net capital	42.39%

STATEMENT PERSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Difference between this computation of net capital and the corresponding computation prepared by ASHTON YOUNG FINANCIAL SERVICES, INC. and included in the Company's unaudited Part II FOCUS Report filed as of the same date, consisted of the following:

Excess per the Company's Part II FOCUS Report	$70,503
Audit Adjustment	($504)
	$69,999
Excess per this computation	69,999
Difference	$0

ASHTON YOUNG FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
SEPTEMBER 30, 2003

ASHTON YOUNG FINANCIAL SERVICES, INC. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k) (2) (B) as a Broker-Dealer, "who, as an introducing broker or dealer, clears all exchange transactions with and for customers on a fully disclosed basis with a clearing broker or dealer...".

ASHTON YOUNG FINANCIAL SERVICES, INC.

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

PURSUANT TO RULE 17a5(j) OF THE

SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2003

Lawrence R. Doyle
Certified Public Accountant

(248) 628-5354

420 Lakes Edge Drive
Oxford, Michigan 48371

Board of Directors
Ashton Young Financial Services, Inc..

In planning and performing my audit of the financial statements of Ashton Young Financial Services, Inc. for the year ended September 30, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Ashton Young Financial Services, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (l) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15e3-3, in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at September 30, 2003, to meet the Commission's objectives.

Furthermore, we determine that Ashton Young Financial Services, Inc. is exempt from the Computation for Reserve Requirements for Broker-Dealers under Rule 15c-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k) (2) (B) as a Broker-Dealer "who as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer."

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Lawrence R. Doyle

November 14, 2003
Oxford, Michigan